July 7, 2005

VIA EDGAR CORRESPONDENCE AND BY FAX

United States
Securities and Exchange Commission
Washington, DC  20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:      NexMed, Inc. (the "Company")
         File No.  0-22245
         Form 10-K for Fiscal Year Ended December 31, 2004 (the "Filing") Filed March 16, 2005

Dear Mr. Rosenberg:

Set forth below are the Company's responses to the Staff's comments contained in your letter dated June 22, 2005 (the "Comment Letter"). For convenience, the text of the applicable Staff comment has been included before each Company response.


Staff Comment 1 - Item 8. Financial Statements and Supplementary Data, page 19, Notes to Consolidated Financial Statements, page 26, 2. Summary of Significant Accounting Principles, page 26, Fixed assets, page 27. Please tell us how you accounted for the costs related to the process of developing and validating your manufacturing facility as one designed to meet the Good Manufacturing Practice
(GMP) standards as required by the FDA, how your accounting complies with GAAP and where you disclosed your policy.

Company Response
All third party costs incurred to develop the manufacturing facility in compliance with GMP were incorporated into the design, engineering and construction of our manufacturing facility and meet the definition of tangible fixed assets and therefore have been capitalized and are being depreciated over the estimated useful life of the manufacturing facility. All internal salary and other expenses were expensed as incurred. Also, please note that we have not yet incurred any costs to validate the facility. Pursuant to our policy disclosed in
Note 2, the costs of additions and betterments are capitalized, and repairs and maintenance costs are charged to operations in the periods incurred.

Staff Comment 2 - Research and Development, page 28. Please tell us your accounting for third party contract research costs and how it complies with GAAP. Also, include in your response how payments are determined, the specific performance criteria for the contract research organizations and when payments are due.

Company Response

We enter into both long-term and short-term research contracts. Long-term research contracts are generally one year or longer. Payments for long-term research contracts are due based on milestones set forth in the contract (for

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example: upon execution of contract, patient enrollment, patient completion, completion of case report forms, etc.). These payments do not necessarily represent costs incurred. Payments are initially recorded as prepaid and then expensed in the quarter the costs are incurred by the contract research organization ("CRO") as reported to us on a quarterly basis by the CRO. All short-term research contracts are invoiced by the CRO as they incur costs. Consequently, we expense them in the same period indicated on the invoices received from the CRO's. This complies with GAAP in that we are expensing research and development costs in the period in which they are incurred in accordance with FAS 2, Accounting for Research and Development Costs.

Staff Comment 3 - 5. Convertible Notes Payable, page 32. Please provide us with the following information regarding the issuance of $6 million in convertible notes payable, on December 12, 2003.

      o How your accounting for the debt discount, beneficial conversion feature and detachable warrants associated with this debt issuance complies with GAAP.

      o The amortization period for the debt discount and how it complies with APB 14 and EITF 00-27, Part II, Issue 6, paragraph 19.

      o How you assessed the potential existence of a beneficial conversion feature, in accordance with EITF 00-27, Part II, Issue 3, paragraph 13, resulting from the reset of the conversion price on June 14, 2004.

Company Response

There were two different series of convertible notes. $5 million of convertible notes were issued in June 2002 (the "2002 Notes") along with detachable warrants. The 2002 Notes contained a beneficial conversion feature, providing for a reduction in the conversion price of the notes upon the issuance by the Company of new securities at prices below such conversion price or the market price of the Company's common stock. Upon issuance of the 2002 Notes, a debt discount was recorded as explained below. On December 12, 2003, the 2002 Notes were converted to common stock and $6 million in new convertible notes were issued (the "2003 Notes") with no warrants or associated debt discount.

Following is a summary of the accounting treatment for each set of convertible notes:

The 2002 Notes

2002 Notes in the principal amount of $5 million were issued in June 2002 and were payable in November 2005 (42-month notes). The 2002 Notes included detachable warrants to purchase 389,408 shares of the Company's common stock. The Company assigned a relative fair value of $795,701 to the warrants in accordance with APB 14 whereby the portion of the proceeds of debt securities issued with detachable stock purchase warrants is allocated to the stock purchase warrants based on the relative fair values of the two securities at the time of issuance. The relative fair value of the warrants was treated as a debt discount and amortized to interest expense over the expected life (42 months) of the 2002 Notes in accordance with APB 14.

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The initial conversion price of the 2002 Notes was $4.08 per share. The conversion price was amended in February 2003 to $2.75 and then reset in March 2003 to $2.71. As a result of the amendment and reset, an additional debt discount of $1,305,148 resulting from the beneficial conversion feature was recorded and amortized over the remaining redemption period of the 2002 Notes in accordance with EITF 00-27, part II, issue 6, paragraph 19. The conversion price was again reset in July 2003 to $2.38 and an additional debt discount of $763,727 was recorded and amortized over the remaining expected life of the 2002 Notes. The holders of the 2002 Notes voluntarily converted their notes into common stock on December 12, 2003 and the remaining debt discount was expensed on such date.

The 2003 Notes

2003 Notes in the principal amount of $6 million were issued on December 12, 2003 and are payable on May 31, 2007. There are no detachable warrants associated with the 2003 Notes. The 2003 Notes are convertible at the option of the noteholders and were initially convertible at $6.50 per share (market price at closing was $3.82 per share). The 2003 Notes provided for a one-time-only conversion price reset and accordingly, the conversion price was adjusted on June 14, 2004 to the volume weighted average price of the Company's common stock over the six-month period ending June 14, 2004. Pursuant to the terms of the 2003 Notes, the reset conversion price was to be no greater than $6.50 and no less than $5.00. Since the volume weighted average price over the six-month period was less than $5.00; the conversion price was reset to $5.00.

In accordance with EITF 00-27, Part II, Issue 3, paragraph 13, the conversion price reset provision in 2003 Notes was not a beneficial conversion feature because the lowest potential reset conversion price ($5.00) was greater than the fair value of the underlying stock ($3.82) at the commitment date.

In your Comment Letter, you also requested that the Company furnish the following acknowledgements:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Vivian H. Liu
-------------------------------
Vivian H. Liu
Vice President, Chief Financial
Officer and Secretary


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